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                                                              FILE NO. 333-36300
                                                                     FILED UNDER
                                                                  RULE 424(b)(3)


                          FIRST PROSPECTUS SUPPLEMENT


                      To Prospectus dated August 15, 2000


                                 DELIA*S CORP.


                                ---------------


This First Prospectus Supplement supplements the Prospectus dated August 15, 2000 relating to the resale of up to 3,783,622 shares of our Class A common Stock, par value $.01 per share, by certain of our stockholders. The Prospectus was filed as part of our Registration Statement on Form S-3 (No. 333-36300). We were formerly known as iTurf Inc.

No dealer, salesperson or any other person has been authorized to give any information or make any representations not contained in this prospectus supplement or the Prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by us or the selling stockholders. This prospectus supplement and the Prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, any securities to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstance, create any implication that the information contained herein or therein is correct as of any time subsequent to the date hereof.


                                ---------------


                               February 13, 2001

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      Since the date of the Prospectus, we have entered into an agreement with the selling stockholders which amends the terms and conditions under which we may issue to them additional shares of our Class A common stock. Information regarding this amendment is provided below under the caption "Recent Developments." In addition, the "Selling Stockholders" table of the prospectus is supplemented by the information below under the caption "Selling Stockholders" to reflect the amendment and to update the share ownership information in the table. The total number of shares of our Class A common offered by the Prospectus, as supplemented by this prospectus supplement, remains unchanged.


                              RECENT DEVELOPMENTS

      Our catalog and retail store business was combined with our Internet business in a transaction merging the businesses of dELiA*s Inc. and its subsidiary, iTurf Inc. In the merger, dELiA*s Inc. became a subsidiary of iTurf Inc. and changed its name to dELiA*s Group Inc. iTurf Inc. changed its name to dELiA*s Corp. The merger was completed on November 20, 2000. The merger transaction is being accounted for as a purchase by dELiA*s Inc. of the minority interest in iTurf Inc. held by the public. As a result, the historical financial statements of dELiA*s Corp. incorporated herein by reference are the historical financial statements of dELiA*s Inc. and do not reflect the merger transaction for any period prior to November 20, 2000.

      In connection with our acquisition of the T@ponline.com business in September 1999, we entered into an arrangement with MarketSource Corporation pursuant to which MarketSource purchased advertising and other inventory on our network of sites for resale to MarketSource's clients. Separately, in September 1999, we entered into a marketing alliance with MarketSource to promote our network of sites through MarketSource's offline marketing channels. We committed to purchasing approximately $6.5 million in promotional opportunities through these channels over a three-year period. In December 2000, we amended each of these arrangements to eliminate each party's commitments. Under the amended arrangements, MarketSource now acts as our agent for the sale of advertising on our Web sites.

      On January 12, 2001, we entered into an amendment of the Agreement and Plan of Merger dated as of February 4, 2000 governing the acquisition of theSpark.com Inc. Under the original Agreement and Plan of Merger, upon meeting certain revenue targets, the former stockholders of theSpark.com Inc., who are the selling stockholders under the prospectus, would have been entitled to up to $13.5 million in our Class A common stock and/or cash over 2001 and 2002. The amendment releases us from this obligation. In exchange, we have agreed to issue 2 million shares of our Class A common stock in the second quarter of 2001, which is subject to partial reduction for appreciation in the value of our stock prior to the issuance of the shares, and to pay $2.5 million in cash to the former stockholders of theSpark.com Inc. in the first quarter of 2001. The former stockholders of theSpark.com Inc. will also share in the net proceeds from a sale of theSpark.com or its assets, up to a maximum of $8 million, upon consummation of a sale prior to March 1, 2002. In the first quarter of 2002, the former stockholders of theSpark.com Inc. will be entitled to a payment in cash of the lesser of (1) $1.5 million and (2) the difference between $5.0 million and any amounts paid out from the sale of theSpark.com or its assets.

      On January 25, 2001, we announced that we signed a non-binding letter of intent for the sale of the Sparknotes.com business. We also noted that definitive documents have not yet been signed and that there are no assurances that a definitive purchase agreement will be reached or that, if any agreement is reached, the sale will be consummated.

      On February 2, 2001, we completed the sale of assets of the catalog and Internet business of our TSI Soccer Corporation subsidiary to, as well as the assumption of certain liabilities by, Sports

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Endeavors, Incorporation, the leading marketer of soccer specialty merchandise and publisher of the Eurosport soccer catalog.


                              SELLING STOCKHOLDERS

      The shares of Class A common stock being offered were or are to be issued by dELiA*s Corp. in connection with the acquisition of TheSpark.com, Inc. The shares were issued in a transaction that was exempt from the registration requirements of the Securities Act. dELiA*s Corp. agreed with each selling stockholder to file a registration statement to register for resale the shares of Class A common stock set forth below. None of the selling shareholders has had a material relationship with us within the past three years other than as a result of the ownership of our shares or other securities, and except that Christopher Coyne, Maxwell Krohn, Sam Yagan, Justin Kestler and Christian Rudder have been employed by us. We will not receive any of the proceeds from the sales of shares by the selling stockholders.

      The following table sets forth information, as of February 12, 2001, with respect to each selling stockholder. The information below is based on information provided by or on behalf of the selling stockholders. The selling stockholders may offer all, some or none of the Class A common stock. Because the selling stockholders may offer all or some portion of the Class A common stock, no estimate can be given as to the amount of the Class A common stock that will be held by the selling stockholders upon completion of this offering. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Class A common stock since the date on which they provided the information regarding their Class A common stock.

                          SHARES OF CLASS  MAXIMUM ADDITIONAL
                          A COMMON STOCK    SHARES OF CLASS A      NUMBER OF
                           BENEFICIALLY     COMMON STOCK THAT      SHARES OF      SHARES OF CLASS A
                               OWNED         MAY BE RECEIVED     CLASS A COMMON      COMMON STOCK
                              BEFORE         AFTER APRIL 1,          STOCK        BENEFICIALLY OWNED
                            OFFERING(1)          2001(2)          OFFERED(1)       AFTER OFFERING(3)
                            -----------          -------          -----------     ------------------
SELLING STOCKHOLDER:
Christopher Coyne (4)...       245,887           577,929            814,816              9,000
Maxwell Krohn (4).......       245,887           577,929            814,816              9,000
Sam Yagan (4)...........       245,887           577,929            814,816              9,000
Net Associates (5)......       220,000           536,727            756,727                 --
Eli Bolotin (4)(6)......        51,740           172,584            224,324                 --
Andrew Prihodko (4).....        41,128           100,342            141,470                 --
Justin Kestler (4)......        36,827            72,770            102,597              7,000
Christian Rudder (4)(7).        17,482            48,160             58,642              7,000
Thomas Russo (4)........         2,960             7,224             10,184                 --
Joanna Tengroth (4).....         2,466             6,020              8,486                 --
Dan Ring (4)............         2,180             3,612              5,092                700
Brian Phillips (4)......           986             2,408              3,394                 --
TOTAL...................     1,113,430         2,683,643          3,755,364             41,700

(1) Includes the following shares issuable upon the exercise of the portion of stock options granted by us to the following selling stockholders employed by us that are exercisable within sixty days of February 7, 2001: Christopher Coyne, 9,000 shares; Maxwell Krohn, 9,000 shares; Sam Yagan, 9,000 shares ; Justin Kestler, 7,000 shares; Christian Rudder, 7,000 shares; and Dan Ring, 700 shares. The number of shares beneficially owned by each selling stockholder does not include shares that each selling stockholder has a right to receive pursuant to the terms of the TheSpark.com Inc. acquisition agreement (see Note 2 below). Thirteen percent of the number of shares of Class A common stock beneficially owned by each selling stockholder before the offering are held by an escrow agent subject to an escrow arrangement entered into in connection with the TheSpark.com Acquisition. To the extent we do not make claims against the escrow, the escrow arrangement is scheduled to end on May 31, 2001.

(2) Of these shares, on or prior to June 1, 2001, the selling stockholders are to receive (pro rata) an aggregate of 2,000,000 shares, less a number of shares such that, if the selling stockholders had sold all of such shares on May 19, 2001, they would have received an aggregate of $2,065,620 plus approximately one-half of the appreciation in the market value of such shares above $2,065,620. The balance of the shares reflected in this column may be issued by us, at our election, at their then approximate value, to the extent the shares are then registered for immediate resale under the Securities Act and are listed for trading on the Nasdaq National Market, to reduce the amount we are to pay the selling stockholders by March 1, 2002, which is an amount equal to the lesser of (a) $1.5 million and (b) the difference between $5.0 million and any

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amounts the selling stockholders may receive as their share of the net proceeds from any sale of theSpark.com or assets of theSpark.com (see "Recent Developments"). To the extent we may be entitled to, and elect to, issue more shares to satisfy this obligation than are covered by this registration statement, we will be required to register additional shares under another registration statement. The shares that the selling stockholders have the right to receive are not subject to the lock-up arrangement described in Notes 4 and 5 below.

(3) No selling stockholder will own 1% or more of our Class A common stock following the offering, assuming all of the shares that may be offered by the selling stockholders are sold.

(4) The shares shown above as beneficially owned by this selling stockholder (other than shares issuable upon the exercise of stock options) have been subject to a lock-up agreement with us. This selling stockholder has the right to sell, since August 15, 2000, 25% of the shares originally issued to the selling stockholder in our acquisition of theSpark.com, and has the right to sell 50% of those shares on or after February 15, 2001, 75% of those shares on or after August 15, 2001 and 100% of those shares on or after February 15, 2002, subject to termination of the lock-up agreement or extension of such dates under some circumstances. The shares that this selling stockholder has the right to receive (see Note 2 above) are not subject to a lock-up arrangement.

(5) The shares shown above beneficially owned by this selling stockholder are subject to a lock-up agreement with us. The selling stockholder had the right to sell 50% of its shares on or after August 15, 2000, and has the right to sell 87% of its shares on or after February 15, 2001 and 100% of its shares on or after May 31, 2001, subject to termination of the lock-up agreement under some circumstances. The shares that this selling stockholder has the right to receive (see note 2 above) are not subject to a lock-up arrangement.

(6) Excludes 15,000 shares of our Class A common stock which this selling stockholder has sold under the Prospectus prior to the date of this prospectus supplement.

(7) Excludes 9,258 shares of our Class A common stock which this selling stockholder has sold under the Prospectus prior to the date of this prospectus supplement.